

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Michael Sonnenshein
Grayscale Digital Large Cap Fund LLC
290 Harbor Drive 4th Floor
Stamford, CT 06902

> **Re:** **Grayscale Digital Large Cap Fund LLC**
> **Form 10-12G**
> **Exhibit Nos. 10.1 and 10.3**
> **Filed May 13, 2021**
> **File No. 000-56284**

Dear Mr. Sonnenshein:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance